SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2005

SCOTTISH POWER PLC

(Translation of Registrant’s Name Into English)

CORPORATE OFFICE, 1 ATLANTIC QUAY, GLASGOW, G2 8SP

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X             Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                       No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

FORM 6-K: TABLE OF CONTENTS

1. Notification by Scottish Power plc on Schedule 11, dated March 31, 2005, of interests of directors and connected persons.

                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company
Scottish Power plc

2. Name of director
Ian Russell

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest
Ian Russell

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)
Lloyds TSB Registrars Corporate Nominee Limited A/C AESOPI

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)
Ian Russell

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary
Automatic reinvestment of dividends from shares held in the Inland Revenue approved ScottishPower Employee Share Ownership Plan

7. Number of shares / amount of stock acquired
42 shares

8. Percentage of issued class
0.00%

9. Number of shares/amount of stock disposed
n/a

10. Percentage of issued class
n/a

11. Class of security
Ordinary 50p shares

12. Price per share
416.5p

13. Date of transaction
29 March 2005

14. Date company informed
30 March 2005

15. Total holding following this notification
128,280

16. Total percentage holding of issued class following this notification
0.0069%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant
n/a

18. Period during which or date on which exercisable
n/a

19. Total amount paid (if any) for grant of the option
n/a

20. Description of shares or debentures involved: class, number
n/a

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise
n/a

22. Total number of shares or debentures over which options held following this notification
n/a

23. Any additional information
n/a

24. Name of contact and telephone number for queries
Alan McCulloch
01698 396414

25. Name and signature of authorised company official responsible for making this notification
Alan McCulloch
Assistant Secretary

Date of Notification
31 March 2005

                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company
Scottish Power plc

2. Name of director
Charles Berry

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest
Charles Berry

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)
Lloyds TSB Registrars Corporate Nominee Limited A/C AESOPI

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)
Charles Berry

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary
Automatic reinvestment of dividends from shares held in the Inland Revenue approved ScottishPower Employee Share Ownership Plan

7. Number of shares / amount of stock acquired
42 shares

8. Percentage of issued class
0.00%

9. Number of shares/amount of stock disposed
n/a

10. Percentage of issued class
n/a

11. Class of security
Ordinary 50p shares

12. Price per share
416.5p

13. Date of transaction
29 March 2005

14. Date company informed
30 March 2005

15. Total holding following this notification
41,712

16. Total percentage holding of issued class following this notification
0.0022%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant
n/a

18. Period during which or date on which exercisable
n/a

19. Total amount paid (if any) for grant of the option
n/a

20. Description of shares or debentures involved: class, number
n/a

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise
n/a

22. Total number of shares or debentures over which options held following this notification
n/a

23. Any additional information
n/a

24. Name of contact and telephone number for queries
Alan McCulloch
01698 396414

25. Name and signature of authorised company official responsible for making this notification
Alan McCulloch
Assistant Secretary

Date of Notification
31 March 2005

                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company
Scottish Power plc

2. Name of director
David Nish

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest
David Nish

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)
Lloyds TSB Registrars Corporate Nominee Limited A/C AESOPI

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)
David Nish

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary
Automatic reinvestment of dividends from shares held in the Inland Revenue approved ScottishPower Employee Share Ownership Plan

7. Number of shares / amount of stock acquired
42 shares

8. Percentage of issued class
0.00%

9. Number of shares/amount of stock disposed
n/a

10. Percentage of issued class
n/a

11. Class of security
Ordinary 50p shares

12. Price per share
416.5p

13. Date of transaction
29 March 2005

14. Date company informed
30 March 2005

15. Total holding following this notification
36,415

16. Total percentage holding of issued class following this notification
0.0019%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant
n/a

18. Period during which or date on which exercisable
n/a

19. Total amount paid (if any) for grant of the option
n/a

20. Description of shares or debentures involved: class, number
n/a

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise
n/a

22. Total number of shares or debentures over which options held following this notification
n/a

23. Any additional information
n/a

24. Name of contact and telephone number for queries
Alan McCulloch

01698 396414

25. Name and signature of authorised company official responsible for making this notification
Alan McCulloch

Assistant Secretary

Date of Notification
31 March 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

/s/ Scottish Power plc
(Registrant)

Date: March 31, 2005	By:	/s/ Donald McPherson
Donald McPherson
Assistant Company Secretary